
SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C. 213 SECTION



BP 3/16

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

07004640

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 50214 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Holdings Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch St. STE 900
(No. and Street)

Portland (City) Oregon (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Miller (503) 232-6960
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue STE 3100 (Address) Portland (City) Oregon (State) 97201 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/19

# OATH OR AFFIRMATION

I, Laura Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Holdings Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Laura Miller
Signature

Vice President
Title

_______________________
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# M Holdings Securities, Inc.
## Index
## December 31, 2006 and 2005



**PricewaterhouseCoopers LLP**
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

**Report of Independent Auditors**

To the Board of Directors of
M Holdings Securities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Holdings Securities, Inc. (the "Company") at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 12, 2007

# M Holdings Securities, Inc.
## Statements of Financial Condition
## December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 5,956,019 | $ 6,027,743 |
| Commissions receivable | 5,614,835 | 4,036,760 |
| Accounts receivable | 61,277 | 58,147 |
| Property and equipment, net | 252,030 | 282,792 |
| Deferred expenses | 3,319,557 | 2,625,389 |
| Deposits with clearing organizations and others | 120,000 | 145,000 |
| Prepaid expenses and other assets | 30,291 | 45,992 |
| Total assets | $ 15,354,009 | $ 13,221,823 |
| **Liabilities** | | |
| Accounts payable | $ 12,658 | $ 22,980 |
| Payable to parent | 923,032 | 209,959 |
| Commissions payable | 8,153,412 | 5,984,219 |
| Total liabilities | 9,089,102 | 6,217,158 |
| **Stockholder's Equity** | | |
| Common stock, no par value, 10 shares issued and outstanding, 1,000 shares authorized at December 31, 2006 and 2005 | 25,000 | 25,000 |
| Additional paid-in capital | 18,748,696 | 18,748,696 |
| Accumulated deficit | (12,508,789) | (11,769,031) |
| Total stockholder's equity | 6,264,907 | 7,004,665 |
| Total liabilities and stockholder's equity | $ 15,354,009 | $ 13,221,823 |

The accompanying notes are an integral part of these financial statements.

# M Holdings Securities, Inc.
## Statements of Operations
## Years Ended December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Revenues** | | |
| Insurance commissions | $ 104,854,573 | $ 92,942,838 |
| Mutual fund transactions | 5,213,015 | 5,615,572 |
| Investment advisory fees | 4,691,113 | 5,598,743 |
| Securities transactions | 1,313,823 | 1,264,334 |
| Supervisory fees | 721,006 | 352,461 |
| Other income | 89,218 | 697,557 |
| Investment income | 350,873 | 175,966 |
| | 117,233,621 | 106,647,471 |
| **Expenses** | | |
| Registered representatives compensation | 111,794,744 | 101,688,978 |
| Employee compensation and benefits | 2,124,102 | 2,002,039 |
| Outside professional services | 1,831,547 | 1,532,819 |
| Office expenses | 1,030,902 | 801,607 |
| General and administrative | 502,250 | 535,531 |
| Amortization of deferred expenses | 329,353 | 261,761 |
| Travel | 174,218 | 120,207 |
| Recruiting and relocation | 100,273 | 106,791 |
| Education | 61,187 | 29,241 |
| Marketing | 24,803 | 24,514 |
| Total expenses | 117,973,379 | 107,103,488 |
| Net loss | $ (739,758) | $ (456,017) |

The accompanying notes are an integral part of these financial statements.

# M Holdings Securities, Inc.
## Statements of Changes in Stockholder's Equity
## Years Ended December 31, 2006 and 2005

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Totals |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balances at December 31, 2004** | 10 | $ 25,000 | $ 14,246,645 | $ (11,313,015) | $ 2,958,630 |
| Net loss | - | - | - | (456,016) | (456,016) |
| Additional capital contribution from Parent | - | - | 4,502,051 | - | 4,502,051 |
| **Balances at December 31, 2005** | 10 | 25,000 | 18,748,696 | (11,769,031) | 7,004,665 |
| Net loss | - | - | - | (739,758) | (739,758) |
| **Balances at December 31, 2006** | 10 | $ 25,000 | $ 18,748,696 | $ (12,508,789) | $ 6,264,907 |

The accompanying notes are an integral part of these financial statements.

# M Holdings Securities, Inc.
## Statements of Cash Flows
## Years Ended December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (739,758) | $ (456,016) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Depreciation | 249,912 | 242,702 |
| Amortization of deferred expenses | 329,353 | 261,761 |
| Capitalization of deferred expenses | (1,023,521) | (961,255) |
| Changes in operating assets and liabilities | | |
| Commissions receivable | (1,578,075) | (1,264,197) |
| Accounts receivable | (3,130) | 804,950 |
| Deposits with clearing organizations and others | 25,000 | - |
| Prepaid expenses and other assets | 15,701 | 19,076 |
| Accounts payable | (10,322) | (428,391) |
| Payable to parent | 713,073 | (1,658,522) |
| Commissions payable | 2,169,193 | 238,267 |
| Net cash provided by (used in) operating activities | 147,426 | (3,201,625) |
| **Cash flows from investing activities** | | |
| Purchases of property and equipment | (219,150) | (374,573) |
| **Cash flows from financing activities** | | |
| Proceeds from additional capital contribution from Parent | - | 4,502,051 |
| Net increase (decrease) in cash and cash equivalents | (71,724) | 925,853 |
| Cash at beginning of year | 6,027,743 | 5,101,890 |
| Cash at end of year | $ 5,956,019 | $ 6,027,743 |

The accompanying notes are an integral part of these financial statements.

## 1. Basis of Presentation and Significant Accounting Policies

### Organization and Nature of Business

M Holdings Securities, Inc. (the "Company"), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Parent's primary operating subsidiary is M Life Insurance Company ("M Financial Re"). M Financial Re assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies by agents who are stockholders in the Parent ("Member Firms"). The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Company's Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms of the Parent. The Company commenced retail operations in May 2000.

### Basis of Presentation

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including insurance and investment advisory business, and agency transactions.

### Commissions

Commissions related to insurance, mutual fund and securities transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statements of financial condition.

### Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

### Accounts Receivable

Management believes the amount of any uncollectible accounts receivable is immaterial at December 31, 2006 and 2005; accordingly, no provision for uncollectible accounts has been recorded.

### Advertising Costs

Advertising costs are expensed as incurred.

### Cash and Cash Equivalents

The Company's cash consists of bank deposits and money market instruments. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

### Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded upon placement in service, using the double-declining-balance method over estimated useful lives of three to seven years. The half-year convention is applied in the year of purchase.

The Company capitalizes software purchased from third parties if the related software product under development has reached technological feasibility. Costs incurred prior to the establishment

of technological feasibility are expensed as incurred. The Company amortizes software over a three-year period.

**Deferred Expenses**
The Company has deferred expenses associated with the acquisition and generation of new insurance business under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments* and SFAS No. 60, *Accounting and Reporting by Insurance Enterprises.*

The deferred expenses vary with and are primarily related to the acquisition of new business and have been deferred to the extent that such costs are deemed recoverable through future revenues. These expenses include certain costs associated with the acquisition and generation of new insurance business. Deferred expenses related to variable life products are amortized with interest in relation to the present value, using the assumed crediting rate of expected gross profits on the products reinsured by M Financial Re. Retrospective adjustments of these amounts are recognized in the event that the Parent revises its estimates of current or future gross profits and losses, including investment gains and losses related to changes in market interest rates.

Changes in deferred expenses for the years ended December 31, 2006 and 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Balances at beginning of year | $ 2,625,389 | $ 1,925,895 |
| Capitalization of costs incurred | 1,023,521 | 961,255 |
| Amortization of deferred expenses | (329,353) | (261,761) |
| Balances at end of year | $ 3,319,557 | $ 2,625,389 |

The determination of expected future gross profits and losses is based on historical gross profits and management's estimates and assumptions regarding future investment spreads, maintenance expenses, mortality and persistency of the block of business. The accuracy of the estimates and assumptions are impacted by several factors, including factors outside the control of management, such as movements in interest rates. It is reasonably possible that conditions impacting the estimates and assumptions will change in the near term and that these changes may result in future adjustments to deferred expenses.

**Income Taxes**
The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, on statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets, if any, to their estimated realizable value.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and

liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Reclassifications**

Certain reclassifications have been made to the prior period balances in order to conform to the current year presentation.

## 2. Property and Equipment

At December 31, 2006 and 2005, property and equipment consisted of the following:

| | 2006 | 2005 |
|---|---|---|
| Capitalized software | $ 2,505,397 | $ 2,286,247 |
| Equipment | 185,674 | 185,674 |
| Furniture and fixtures | 2,237 | 2,237 |
| | 2,693,308 | 2,474,158 |
| Less accumulated depreciation | 2,441,278 | 2,191,366 |
| | $ 252,030 | $ 282,792 |

Depreciation expense for the years ended December 31, 2006 and 2005 was $249,912 and $242,702, respectively.

## 3. Deposits with Clearing Organization and Others

The Company settles commissions and other transactions through another broker dealer, Pershing LLC, on a fully disclosed basis.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter") dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing LLC entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing LLC to calculate the reserve requirement in accordance with the Letter.

At December 31, 2006 and 2005, Pershing LLC computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account was $100,000 at December 31, 2006 and 2005 (included in Deposits with clearing organizations and others in the statement of financial condition).

At December 31, 2006 and 2005, the Company held $20,000 on deposit with the National Securities Clearing Corporation (included in Deposits with clearing organizations and others in the statement of financial condition).

**4. Net Capital and Reserve Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2006 and 2005, the Company had net capital of $2,216,614 and $3,899,668, which was $1,966,614 and $3,649,668 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

**5. Related-Party Transactions**

The Company's Parent, M Financial Holdings Incorporated, allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses of the Company were incurred and expensed by the Company. Such direct expenses included registration, assessments, fees, advertising and marketing, taxes, insurance, compensation related to production and supplies, which were specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of $300,000. At December 31, 2006 and 2005, approximately $923,000 and $210,000, respectively, was payable to the Parent for expenses.

The Company incurred a net loss of approximately $740,000 and $456,000 for the years ended December 31, 2006 and 2005, respectively. Management recognizes that the Company will continue to rely on capital contributions from the Parent to fund operations until the revenue base is sufficient to cover operating expenses and required net capital. There were no capital contributions from the Parent for the year ended December 31, 2006. For the year ended December 31, 2005, contributions of capital were approximately $4,500,000. The Parent has represented that it will continue to provide financial support to the Company until such time that the revenues earned are sufficient enough to cover the Company's operating expenses.

At December 31, 2006 and 2005, the Company had approximately $912,000 and $2,242,000, respectively, in commissions payable to Management Compensation Group Northwest, LLC (dba "M Benefit Solutions"), a wholly owned subsidiary of the Parent. The commission expense between related parties (included in registered representative compensation in the statements of operations) amounted to approximately $3,015,000 and $4,381,000 for the years ended December 31, 2006 and 2005, respectively.

## 6. Income Taxes

The Company's financial results directly impact the Parent's calculation of incentive compensation payable to its producers. The Company's losses directly reduce the amount of the incentive compensation expense payable by the Parent. Accordingly, the losses sustained by the Company do not provide a tax benefit to the Parent and ultimately are not realizable.

The reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 34% in 2006 and 2005, to net loss is as follows:

| | 2006 | 2005 |
|---|---|---|
| Computed "expected" tax benefit | $ 267,753 | $ 155,045 |
| Decrease in tax benefit resulting from miscellaneous permanent differences | (9,494) | (8,359) |
| Federal income tax benefit | 258,259 | 146,686 |
| Valuation allowance | (258,259) | (146,686) |
| Federal income tax incurred | $ - | $ - |

The temporary differences that give rise to significant components of the deferred tax assets and liabilities at December 31, 2006 and 2005, relate to the following:

| | 2006 | 2005 |
|---|---|---|
| **Deferred tax assets** | | |
| Net operating loss carryover | $ 5,628,885 | $ 5,155,270 |
| Other | 209,773 | 189,112 |
| Total deferred tax asset | 5,838,658 | 5,344,382 |
| **Deferred tax liabilities** | | |
| Deferred expenses | (1,128,649) | (892,632) |
| Valuation allowance | (4,710,009) | (4,451,750) |
| Net deferred tax asset | $ - | $ - |

As noted above, management has fully reserved against its net deferred tax asset as the Company's results of operations do not provide a realizable tax benefit.

## 7. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 8. Disclosures about Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures of fair value information about financial instruments, and includes assets and liabilities recognized or not recognized in the statements of financial condition, for which it is practicable to estimate their fair value. The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

## 9. Commitments and Contingencies

The Company clears all of its securities transactions through clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to the right. At December 31, 2006 and 2005, the Company has recorded no liabilities with regard to the right. During 2006 and 2005 the Company had not paid the clearing broker any amount related to these guarantees.

In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

## 10. Regulatory Matters

As a regulated entity, the Company is subject to certain audits, examinations, reviews, etc. by various regulatory agencies. In 2005, both the NASD and the SEC performed examinations of the Company. The NASD started its examination of the Company in November 2005 and issued its report in May 2006. In February 2005, the SEC Enforcement Division requested certain information from the Company. The Company produced documents responsive to the SEC's requests by June 2005.

In January 2006, the SEC commenced a formal private investigation to determine, among other matters, whether the Company may have violated any securities laws. The SEC next communicated to the Company on February 27, 2006, seeking additional information. On March 7, 2006 and April 4, 2006, the SEC also requested additional information. The SEC informed the Company that its inquiry should not be construed as an indication that any violation of law has occurred or as a reflection upon any person, entity or security. The scope of the information requested by the SEC is broad, but in general, appears to focus on sales of variable insurance. The information requested includes, but is not limited to, the Company's related business plans, marketing materials, client information, information relating to former employees, compensation arrangements, compensation payments, disclosure of compensation to clients, policy exchanges, sales practices, and related internal and external communications. The Company provided the documents requested by September 2006. In August 2006 the SEC requested additional information and sought testimony from two officers of the Company. The two officers provided testimony in December 2006. No further requests for information or testimony or other communications have been received from the SEC.

The Company is cooperating fully with the SEC with regard to this matter.

## Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

## M Holdings Securities, Inc.
### Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
### December 31, 2006 Schedule I

| | As Filed in Part II Focus Report | Difference [1] | Amount Based on Audit Report |
|---|---|---|---|
| **Net capital** | | | |
| Total stockholder's equity | $ 6,217,157 | $ 47,750 | $ 6,264,907 |
| Less nonallowable assets | | | |
| Deferred expenses | 3,319,557 | - | 3,319,557 |
| Property and equipment | 252,030 | - | 252,030 |
| Accounts and commissions receivable | 338,748 | 47,750 | 386,498 |
| Prepaid expenses and other assets | 20,486 | - | 20,486 |
| Net capital before haircuts on securities positions | 2,286,336 | - | 2,286,336 |
| Haircut on money market and other securities | 69,722 | - | 69,722 |
| Net capital | $ 2,216,614 | $ - | $ 2,216,614 |
| **Computation of alternative net capital requirement** | | | |
| Minimum dollar net capital requirement | $ 250,000 | $ - | $ 250,000 |
| Excess net capital | 1,966,614 | - | 1,966,614 |

[1] The difference related to final adjustment for commissions receivable that was made subsequent to focus report filing.

## M Holdings Securities, Inc.
### Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers or Dealers Pursuant to Rule 15c3-3
### December 31, 2006 — Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



**PricewaterhouseCoopers LLP**
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

**Report of Independent Auditors on Internal Control**
**Required by SEC Rule 17a-5**

To the Board of Directors of
M Holdings Securities, Inc.

In planning and performing our audit of the financial statements of M Holding Securities, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 12, 2007



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